K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 30, 2014

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds File Nos. 033-11387 and 811-04984 Post-Effective Amendment No. 188

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of American Beacon Funds (the “Registrant”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 188 to the Registrant’s currently effective Registration Statement on Form N-1A (“Post-Effective Amendment No. 188”) relating to the A Class, C Class, Y Class, Institutional Class and Investor Class shares of beneficial interest in the American Beacon AHL Managed Futures Strategy Fund (the “Fund”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The purpose of this filing is to add the Fund as a new series of the Registrant.  This filing does not affect the registration of, or disclosures concerning, any other series of the Registrant.

Pursuant to Rule 485(a)(2) under the 1933 Act, Post-Effective Amendment No. 188 will become effective 75 days after the filing date.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours, /s/ Kathy K. Ingber Kathy K. Ingber